Exhibit 99.3

Execution Copy

EXCHANGE AGREEMENT

This Exchange Agreement (this “Agreement”) is made and entered into as of January 27, 2016, by and between Paragon Shipping Inc., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands (the “Company”), and ____________, an exempted company organized and existing under the laws of Bermuda (the “Holder”).

RECITALS

WHEREAS, the Holder currently holds an aggregate of $500,000.00 principal amount of 8.375% Senior Notes due 2021 issued by the Company, which constitute 20,000 Senior Notes with a denomination of $25.00 each (the “Senior Notes”);

WHEREAS, the Holder desires to exchange $500,000.00 principal amount of its Senior Notes (the “Exchange Notes”), at the rate of 1,000 Exchange Notes ($25,000 principal amount) per Trading Day (as defined herein) following the Closing Date (as defined herein), for the Company’s Class A common shares, par value $0.001 per share (the “Common Shares”), on the terms and conditions set forth in this Agreement (each, an “Exchange”);

WHEREAS, the Company desires to issue to the Holder that number of Common Shares determined as set forth in Section 1.1(b) below in exchange for the Senior Notes in the Exchange;

NOW, THEREFORE, in consideration of the premises and the agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

Exchange

Section 1.1           Exchange and Sale of Senior Notes for Common Shares.

(a)          Upon the terms and subject to the conditions of this Agreement, on each Trading Day following the Closing Date (as defined herein) (each, an “Exchange Date”), the Holder shall exchange 1,000 Exchange Notes for a number of Common Shares determined as set forth below, until all of the Exchange Notes have been exchanged. The settlement of each such Exchange shall occur at 4:00 p.m., Eastern time, on the third (3rd) Trading Day following the applicable Exchange Date (each, a “Settlement Date”). On each Settlement Date, the Company shall issue to the Holder, and the Holder shall receive, subject to Section 1.1(d) and Section 1.2 hereof, a number of Common Shares determined as set forth below plus a cash payment representing any unpaid interest on the amount of Exchange Notes being exchanged on the applicable Exchange Date that has accrued through such Exchange Date. The Common Shares issued to the Holder in exchange for the Exchange Notes pursuant to the terms of this Agreement is referred to herein as the “Exchange Shares.”

(b)          The number of Exchange Shares to be issued to the Holder on each Settlement Date in respect of the 1,000 Exchange Notes exchanged on the applicable Exchange Date, subject to Section 1.1(d) and Section 1.2 hereof, shall equal the sum of: (i) $6,750.00, divided by the Share Price (as defined below), rounded up to the nearest whole share, plus (ii) the amount of interest accruing on such Exchange Notes through February 1, 2016, divided by 65% of the Share Price, rounded up to the nearest whole share. Notwithstanding anything in this Agreement to the contrary, the Holder and the Company may, upon mutual agreement set forth in writing, determine to change or modify the rate of Exchange Notes to be exchanged on any Exchange Date or the calculation of the number of Exchange Shares to be issued to the Holder on any Settlement Date, subject to Section 1.1(d) and Section 1.2 hereof.

(c)          Definitions. For purposes of this Exchange Agreement:

(i) “Share Price” means the daily VWAP during the applicable Exchange Date.

(ii) “VWAP” means for each Exchange Date, the per share volume-weighted average price of the Common Shares as displayed under the heading “Bloomberg VWAP” on Bloomberg page “PRGN equity AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one share of the Common Shares on such Trading Day determined, using a volume weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Company and Holder). The volume weighted average price used for purposes of the VWAP will be determined without regard to after hours trading or any other trading outside of the regular trading session hours.

(iii) “Trading Day” means a day on which (i) there is no Market Disruption Event (as defined below), and (ii) trading in the Company’s securities generally occurs on the NASDAQ Capital Market.

(iv) “Market Disruption Event” means the occurrence or existence on any Scheduled Trading Day (as defined below) for the Common Shares of any suspension or limitation imposed on trading of the Common Shares (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the Common Shares, and such suspension or limitation occurs or exists throughout the 30 minutes prior to the closing time of the relevant exchange on such day.

(vi) “Scheduled Trading Day” means a day that is regularly scheduled Trading Day of the NASDAQ Capital Market.

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(d)         The Company and the Holder agree that the amount of the Exchange Notes being exchanged pursuant to this Agreement shall automatically be reduced (in multiples of $25.00) so that the Company shall not issue Common Shares in Exchange for the Exchange Notes, to the extent that after giving effect to such Exchange, the Holder (together with the Holder’s affiliates or any other person deemed to be a member of a Section 13(d)(3) group with the Holder with respect to Common Shares of the Company) would beneficially own in excess of 4.99% of the Common Shares outstanding immediately after giving effect to such Exchange. The Holder acknowledges that as a result of this restriction, the number of shares that may be issued upon any Exchange may change depending upon changes in the number of outstanding Common Shares.  Immediately prior to the Settlement Date in respect of an Exchange, the Holder shall certify the number of Common Shares that it beneficially owns (including through other derivative securities) and the Common Shares beneficially owned by the Holder’s affiliates and any other person with whom it may have formed a Section 13(d)(3) “group.”  Any portion of the Senior Notes not exchanged due to the above limitations will remain outstanding.

Section 1.2          Cancellation of Senior Notes.  Pursuant to the Base Indenture dated August 8, 2014, between the Company and Deutsche Bank Trust Company Americas, as Trustee, and the First Supplemental Indenture dated August 8, 2014, between the Company and Deutsche Bank Trust Company Americas, as Trustee, governing the Senior Notes (together, the “Indenture”), the Holder hereby agrees that the aggregate principal amount and all accrued unpaid interest on the Exchange Notes exchanged on each Exchange Date shall be cancelled on the completion of such Exchange on the Settlement Date. The Holder acknowledges that the cancellation of the Exchange Notes shall have the effects specified in the Indenture.

Section 1.3           Section 3(a)(9) Exchange.  In consideration of and for the Exchange, the Company agrees to issue to the Holder the Exchange Shares. The issuance of the Exchange Shares to the Holder will be made without registration of such Exchange Shares under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), in reliance upon the exemption therefrom provided by Section 3(a)(9) of the Securities Act. The Holder acknowledges that the Company is relying upon the truth and accuracy of, and the Holder’s compliance with, its representations, warranties, agreements, acknowledgments and understandings set forth herein in order to determine the availability of such exemptions and the eligibility of the Holder for the Exchange.

Section 1.4          Closing and Settlement Mechanics.  The closing of the transactions contemplated by this Agreement shall occur on 9:00 a.m., Eastern Time, on January 27, 2016 or at such other time on the same date or such other date as the parties may agree in writing (such time and date, the “Closing Date”). Prior to each Settlement Date, Holder shall instruct its broker or other participant in the Fast Automated Securities Transfer Program of The Depository Trust Company (“DTC”) to transfer and deliver the Exchange Notes being exchanged to the Trustee for purposes of cancellation. On each Settlement Date, (i) the Company will deliver the Common Shares to be issued in the applicable Exchange to the transfer agent of the Company to be transmitted to the Holder by crediting the account of Holder’s prime broker with DTC through DTC’s Deposit/Withdrawal at Custodian (“DWAC”) program, and (ii) the Holder will deliver, or caused to be delivered, to the Company (x) the Exchange Notes being exchanged on such Exchange Date pursuant to this Agreement in accordance with the written instructions of the Company and (y) all documentation related to the right, title and interest in and to all of such Exchange Notes being exchanged, and whatever documents of conveyance or transfer may be necessary or reasonably desirable to transfer to and confirm in the Company all right, title and interest in and to (free and clear of any mortgage, lien, pledge, charge, security interest, encumbrance, title retention agreement, option, equity or other adverse claim thereto) such Exchange Notes.

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Section 1.5           Conditions to Closing.

(a)          The obligation of the Holder hereunder to consummate the transactions contemplated hereby at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Holder’s sole benefit and may be waived by the Holder at any time in its sole discretion by providing the Company with prior written notice thereof:

(i)          The Company shall have issued irrevocable instructions to its transfer agent to credit to Holder or its designee the Exchange Shares pursuant to the terms of this Agreement;

(ii)         The Company shall have paid the Holder Counsel Expenses (as defined below) to Greenberg Traurig, LLP, by wire transfer of U.S. dollars and immediately available funds, in accordance with the invoice of Greenberg Traurig, LLP delivered to the Company on or prior to the Closing Date;

(iii)        The Company shall have submitted a notification of listing of additional shares for the Exchange Shares with the NASDAQ Capital Market on or prior to the Closing Date and shall cause the Exchange Shares to be approved by the NASDAQ Capital Market for listing on the Closing Date or as soon as practicable thereafter; and

(iv)        The representations and warranties of the Company in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied in all material respects with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date.

(b)          The obligation of the Company hereunder to consummate the transactions contemplated hereby at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing the Holder with prior written notice thereof:

(i)          The representations and warranties of the Holder in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as if made on the Closing Date and that the Holder shall have complied in all material respects with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date.

ARTICLE II

Representations and Warranties of the Holder

The Holder hereby makes the following representations and warranties, each of which is true and correct on the date hereof and the Closing Date and shall survive the Closing Date and the transactions contemplated hereby to the extent set forth herein:

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Section 2.1           Existence and Power.

(a)          The Holder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the power, authority and capacity to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

(b)          The execution of this Agreement by the Holder and the consummation by the Holder of the transactions contemplated hereby do not and will not constitute or result in a breach, violation, conflict or default under any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license to which the Holder is a party, whether written or oral, express or implied, or any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority, arbitrator, mediator or similar body on the part of the Holder or on the part of any other party thereto or cause the acceleration or termination of any obligation or right of the Holder, except for such breaches, conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the ability of the Holder to perform its obligations hereunder. As used in this Agreement, the term “Material Adverse Effect” shall mean a material adverse effect on the business, condition (financial or otherwise), properties or results of operations of the party, or an event, change or occurrence that would materially adversely affect the ability of the party to perform its obligations under this Agreement which would limit the Holder’s power to transfer the Exchange Notes hereunder.

Section 2.2           Valid and Enforceable Agreement; Authorization.  This Agreement has been duly executed and delivered by the Holder and constitutes a legal, valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (b) general principles of equity.

Section 2.3           Title to Exchange Notes.  The Holder has good and valid title to the Exchange Notes in the aggregate principal amount set forth in the recitals to this Agreement, free and clear of any mortgage, lien, pledge, charge, security interest, encumbrance, title retention agreement, option, equity or other adverse claim thereto. The Holder has not, in whole or in part, (i) assigned, transferred, hypothecated, pledged or otherwise disposed of the Exchange Notes or its rights in such Exchange Notes, or (ii) given any person or entity any transfer order, power of attorney or other authority of any nature whatsoever with respect to such Exchange Notes which would limit the Holder’s power to transfer the Exchange Notes hereunder.

Section 2.4           Investment Decision.  The Holder is an “accredited investor” within the meaning of Rule 501(a)(3) under the Securities Act and was not organized for the purpose of acquiring the Exchange Shares. The Holder is knowledgeable, sophisticated and experienced in business and financial matters and has previously invested in securities similar to the Exchange Shares. The Holder is able to bear the economic risk of its investment in the Exchange Shares and is presently able to afford the complete loss of such investment.

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The Holder (or its authorized representative) has had the opportunity to review the Company’s filings with the Securities and Exchange Commission (the “Commission”) made since December 31, 2014, including, without limitation, the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (all of such filings with the Commission referred to, collectively, as the “SEC Documents”). The Holder has had such opportunity to ask questions of the Company and its representative and to obtain from representatives of the Company such information as is necessary to permit it to evaluate the merits and risks of its investment in the Company. The Holder has independently, without reliance upon any representatives of the Company and based on such information as the Holder deemed appropriate, made its own analysis and decision to enter into this Agreement. The Holder has had the opportunity to consult with its accounting, tax, financial and legal advisors to be able to evaluate the risks involved in the Exchange pursuant hereto and to make an informed investment decision with respect to such exchange.

The Holder acknowledges that the Company is relying on the truth and accuracy of the foregoing representations and warranties in the offering of the Exchange Shares to the Holder without having first registered the Exchange Shares under the Securities Act.

Section 2.5           Affiliate Status.  The Holder is not, and has not been during the preceding three months, an “affiliate” of the Company as such term is defined in Rule 144 under the Securities Act.

Section 2.6           Professional Advice.  With respect to the tax, accounting and other economic considerations involved in the Exchange, the Holder is not relying on the Company or any of its affiliates, and the Holder has carefully considered and has, to the extent the Holder believes such discussion is necessary, discussed with the Holder’s professional legal, tax, accounting and financial advisors the implications of the Exchange for the Holder’s particular tax, accounting and financial situation.

Section 2.7           No Solicitation.  The Holder was not solicited by anyone on behalf of the Company to enter into this transaction.

ARTICLE III

Representations, Warranties and Covenants of the Company

The Company hereby makes the following representations, warranties, and covenants each of which is true and correct on the date hereof and shall survive the date of the Closing and the transactions contemplated hereby to the extent set forth herein.

Section 3.1           Existence and Power.

(a)          The Company is duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including, without limitation, the issuance of all of the Exchange Shares hereunder, have been duly authorized by the Board of Directors of the Company, and no further consent, approval or authorization is required by the Company or of its Board of Directors or its shareholders in order for the Company to perform its obligations hereunder and consummate the transactions contemplated hereby, including, without limitation, the issuance of all of the Exchange Shares hereunder.

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(b)          The execution of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (i) does not require the consent, approval, authorization, order, registration or qualification of, or filing with, any governmental authority or court, or body or arbitrator having jurisdiction over the Company, other than the NASDAQ Capital Market and DTC; and (ii) does not and will not constitute or result in a breach, violation or default under any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, or with the certificate of incorporation or bylaws of the Company, or any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority, arbitrator, mediator or similar body on the part of the Company or on the part of any other party thereto or cause the acceleration or termination of any obligation or right of the Company or any other party thereto, except for such breaches, violations or defaults which would not reasonably be expected to, singly or in the aggregate, result in a Material Adverse Effect (as defined above) on the ability of the Company to perform its obligations hereunder. Except as disclosed in the SEC Filings, the Company is not in violation of the listing requirements of the NASDAQ Capital Market and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Shares by the NASDAQ Capital Market in the foreseeable future.

Section 3.2           Valid and Enforceable Agreement; Authorization.  This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (b) general principles of equity.

Section 3.3           Valid Issuance of the Exchange Shares.  The Exchange Shares, when issued and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, taxes, liens, charges and other encumbrances with respect to the issue thereof and free of restrictions on transfer, with the holders being entitled to all rights accorded to a holder of Common Shares. Assuming the accuracy of the representations of the Holder in Article II of this Agreement, the Exchange Shares will be issued in compliance with all applicable federal and state securities laws. The offer and issuance of the Exchange Shares is exempt from registration under the Securities Act pursuant to the exemption provided by Section 3(a)(9) thereof. None of the Company, its subsidiaries, any of their affiliates, or any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of Exchange Shares under the Securities Act or cause this offering of the Exchange Shares to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. None of the Company, its subsidiaries, their affiliates or any person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of Exchange Shares under the Securities Act or cause the offering of the Exchange Shares to be integrated with other offerings. The Company has a sufficient number of authorized and unissued Common Shares to consummate the Exchange.

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Section 3.4           Disclosure.  The Company confirms that neither it nor any other person acting on its behalf has provided the Holder or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. The Company understands and confirms that the Holder will rely on the foregoing representations in effecting transactions in the Exchange Shares. All disclosure provided to the Holder regarding the Company and its subsidiaries, their business and the transactions contemplated hereby, furnished by or on behalf of the Company is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed. The Company shall not, and the Company shall cause each of its subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide the Holder with any material, non-public information regarding the Company or any of its subsidiaries from and after the date hereof without the express prior written consent of the Holder (which may be granted or withheld in the Holder’s sole discretion). To the extent that the Company delivers any material, non-public information to the Holder without the Holder’s consent, the Company hereby covenants and agrees that the Holder shall not have any duty of confidentiality with respect to, or a duty not to trade on the basis of, such material, non-public information. In the event of a breach of the covenants contained in this Section 3.4 by the Company or any person acting on its behalf (as determined in the reasonable good faith judgment of the Holder), in addition to any other remedy provided herein, if the Holder is holding any Common Stock or other securities of the Company at the time of the disclosure of material, non-public information, the Holder shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, non-public information without the prior approval by the Company, and the Holder shall not have any liability to the Company, any of its subsidiaries, or any of their respective directors, officers, employees, stockholders or agents, for any such disclosure. The Company shall afford the Holder and its counsel with a reasonable opportunity to review and comment upon, shall consult with the Holder and its counsel on the form and substance of, and shall give due consideration to all such comments from the Holder or its counsel on, any press release, Commission filing or any other public disclosure made by or on behalf of the Company relating to the Holder or any aspect of this Agreement or the transactions contemplated hereby, prior to the issuance, filing or public disclosure thereof, and the Company shall not issue, file or publicly disclose any such information to which the Holder shall object. The Company acknowledges and agrees that the Holder is not making or has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Article II.

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Section 3.5           SEC Documents.  The Company has timely filed all SEC Documents with the Commission under the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the Commission, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate). The Company is not currently contemplating to amend or restate any of the financial statements (including without limitation, any notes or any letter of the independent accountants of the Company with respect thereto) included in the SEC Documents (the “Financial Statements”), nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate any of the Financial Statements, in each case, in order for any of the Financials Statements to be in compliance with GAAP and the rules and regulations of the Commission. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements.

Section 3.6           Transfer Taxes.  On the Closing Date, all share transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance of the Exchange Shares to be exchanged with the Holder hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

Section 3.7           Shell Company Status.  The Company is not, and has never been, an issuer identified in, or subject to, Rule 144(i).

ARTICLE IV

Miscellaneous Provisions

Section 4.1           Survival of Representations and Warranties.  The agreements of the Company, as set forth herein, and the respective representations and warranties of Holder and the Company as set forth herein in Articles 2 and 3, respectively, shall survive the Closing Date.

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Section 4.2          Notice.  Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed first class mail (postage prepaid) with return receipt requested or sent by reputable overnight courier service (charges prepaid):

(a)          if to the Holder, at its address as follows:

(b)          if to the Company, at its address, as follows:

Paragon Shipping Inc.

15 Karamanli Ave., GR 166 73

Voula, Greece

Attention: Legal Department, legal@allseas.gr

With a copy (which shall not constitute notice) to:

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, New York 10006

Attention: Marc J. Ross, Esq.

Each party hereto by notice to the other party may designate additional or different addresses for subsequent notices or communications. All notices and communications will be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if transmitted by facsimile; and the next business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

Section 4.3           Entire Agreement.  This Agreement and the other documents and agreements executed in connection with the Exchange embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous oral or written agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or affiliates relative to such subject matter, including, without limitation, any term sheets, emails or draft documents.

Section 4.4           Assignment; Binding Agreement.  This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto and their successors and assigns.

Section 4.5           Counterparts.  This Agreement may be executed in multiple counterparts, and on separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Any counterpart or other signature hereupon delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

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Section 4.6           Remedies Cumulative.  Except as otherwise provided herein, all rights and remedies of the parties under this Agreement are cumulative and without prejudice to any other rights or remedies available at law.

Section 4.7         Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or under any of the other Transaction Documents or in connection herewith or with any transaction contemplated hereby or thereby or discussed herein or therein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. By the execution and delivery of this Agreement, the Company acknowledges that it has, by separate written instrument, irrevocably designated and appointed Sichenzia Ross Friedman Ference LLP (together with any successor, the “Agent for Service”) as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement, the Exchange Notes or the Exchange Shares that may be instituted in any state or federal court sitting in The City of New York, Borough of Manhattan, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as the Exchange Notes shall be outstanding. Service upon such Agent for Service in accordance with this Section 4.7 shall be deemed completed whether or not forwarded to or received by the Company. If such Agent for Service ceases to be able to act as such, resigns as such Agent for Service or to have an address in New York, New York, the Company agrees to irrevocably appoint a new agent acceptable to the Holder to receive on behalf of the Company service of any legal process and to deliver to the Holder within 14 days a copy of a written acceptance of appointment by such agent. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall (i) limit, or be deemed to limit, in any way any right to serve process in any manner permitted by law, (ii) operate, or shall be deemed to operate, to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to such Holder or to enforce a judgment or other court ruling in favor of such Holder. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

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Section 4.8           No Third Party Beneficiaries or Other Rights.  Nothing herein shall grant to or create in any person not a party hereto, or any such person’s dependents or heirs, any right to any benefits hereunder, and no such party shall be entitled to sue any party to this Agreement with respect thereto.

Section 4.9           Waiver; Consent.  This Agreement may not be changed, amended, terminated, augmented, rescinded or discharged (other than in accordance with its terms), in whole or in part, except by a writing executed by the parties hereto. No waiver of any of the provisions or conditions of this Agreement or any of the rights of a party hereto shall be effective or binding unless such waiver shall be in writing and signed by the party claimed to have given or consented thereto. Except to the extent otherwise agreed in writing, no waiver of any term, condition or other provision of this Agreement, or any breach thereof shall be deemed to be a waiver of any other term, condition or provision or any breach thereof, or any subsequent breach of the same term, condition or provision, nor shall any forbearance to seek a remedy for any noncompliance or breach be deemed to be a waiver of a party’s rights and remedies with respect to such noncompliance or breach.

Section 4.10         Word Meanings.  The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The singular shall include the plural, and vice versa, unless the context otherwise requires. The masculine shall include the feminine and neuter, and vice versa, unless the context otherwise requires.

Section 4.11         No Broker.  Neither party has engaged any third party as broker or finder or incurred or become obligated to pay any broker’s commission or finder’s fee in connection with the transactions contemplated by this Agreement other than such fees and expenses for which that particular party shall be solely responsible.

Section 4.12         Further Assurances.  The Holder and the Company each hereby agree to execute and deliver, or cause to be executed and delivered, such other documents, instruments and agreements, and take such other actions, as either party may reasonably request in connection with the transactions contemplated by this Agreement.

Section 4.13         Costs and Expenses.  On the Closing Date, the Company shall pay Greenberg Traurig, LLP (counsel to the Holder), by wire transfer of U.S. dollars and immediately available funds, in accordance with the invoice of Greenberg Traurig, LLP delivered to the Company on or prior to the Closing Date, an amount equal to $10,000, representing the reasonable costs and expenses incurred by the Holder in connection with the preparation and delivery of this Agreement and any related documents (the “Holder Counsel Expenses”). Except as set forth in the immediately preceding sentence, the Holder and the Company shall each pay their own respective costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement, including, but not limited to, attorneys’ fees.

Section 4.14         Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

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Section 4.15         Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

HOLDER:

By:
Name:
Title:

COMPANY:

PARAGON SHIPPING INC.

By:
Name:
Title:

Signature Page to Exchange Agreement

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